UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from ___ to ___
Commission File No. 001-31720
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
PIPER JAFFRAY COMPANIES RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PIPER JAFFRAY COMPANIES
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

Piper Jaffray Companies Retirement Plan
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
Piper Jaffray Companies Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Piper Jaffray Companies Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 26, 2007

Piper Jaffray Companies Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
(Dollars in thousands)	2006	2005
Assets
Investments, at fair value:
Mutual funds	$106,716	$120,099
Common/collective trust	9,870	13,652
Piper Jaffray Companies Stock Fund	13,675	12,834
Participant loans	1,339	4,071

Total investments	131,600	150,656

Cash and cash equivalents	1,394	2

Receivables:
Mutual fund rebate receivable	100	321
Employer contributions receivable	599	9,514

Total receivables	699	9,835

Liabilities
Payables:
Rollovers in transit	(96)	—

Total payables	(96)	—

Net assets available for benefits at fair value	133,597	160,493

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	181	238

Net assets available for benefits	$133,778	$160,731

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
(Dollars in thousands)	2006	2005
Additions:
Investment income:
Net appreciation in fair value of investments	$20,517	$3,804
Interest and dividends	6,733	6,022
Mutual fund rebates	385	485

Total investment income	27,635	10,311

Contributions:
Employer — cash	4,402	—
Employer — noncash	599	9,514
Participants	19,399	21,275
Rollovers and transfers in	2,562	4,130

Total contributions	26,962	34,919

Deductions:
Participant withdrawals	(81,333)	(11,251)
Administrative fees	(217)	(209)

Total deductions	(81,550)	(11,460)

Net increase / (decrease) in net assets available for benefits	(26,953)	33,770
Net assets available for benefits, beginning of year	160,731	126,961

Net assets available for benefits, end of year	$133,778	$160,731

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
1. Description of the Plan
General
     The Piper Jaffray Companies Retirement Plan (the “Plan”) is a contributory defined contribution plan covering employees of Piper Jaffray Companies (the “Company”). Under the terms of the Plan, employees are eligible to participate at the commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following provides only general terms of the Plan. A complete description of the Plan is available from the Company.
     During 2006, the Company sold its Private Client Services (“PCS”) branch network to UBS Financial, Inc., a subsidiary of UBS AG (“UBS”). As a result of this sale, the Plan incurred a partial termination. See Note 9 for further discussion.
Contributions
     Beginning the first of the month subsequent to commencement of employment, participants may contribute between 1 and 50 percent of their recognized compensation, as defined in the Plan, for each pay period up to an annual maximum of $15,000 for 2006. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions to an annual maximum of $5,000 in 2006.
     Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
     Beginning on the January 1 subsequent to the commencement of a participant’s employment, the Company matches 100 percent of the first 4 percent of recognized compensation contributed by the participant up to the Social Security taxable wage base of $94,200 for 2006 (“Matching Contribution”). In addition, amounts may be contributed on behalf of eligible participants, at the option of the Company’s management and Board of Directors (“Profit Sharing Contribution”). Employees are eligible for the Profit Sharing Contribution beginning January 1 or July 1 following their date of hire. Additionally, employees must have at least 1,000 hours of service in the Plan year to be eligible for the Profit Sharing Contribution. The Company makes these contributions in Company stock, cash or a combination thereof to eligible participants, as defined in the Plan, employed on the last day of the Plan year.
Vesting
     Participants are immediately vested in their contributions made to the Plan from their recognized compensation and the earnings thereon. In addition, participants are immediately vested in the Company’s Matching Contribution and earnings thereon. Vesting in the Company’s Profit Sharing Contribution and earnings thereon is based on years of continuous service. A participant is 100 percent vested in their Profit Sharing Contribution after five years of service from the date of entrance into the Plan, with at least 1,000 hours of service in each Plan year. Additionally, participants become 100 percent vested in Profit Sharing Contributions when they reach age 59 1/2 or terminate employment as a result of becoming totally or permanently disabled or death.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
1. Description of the Plan — Continued
Participant Accounts
     Separate accounts are maintained for each participant whereby the participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.
     Forfeited account balances of terminated participants’ nonvested accounts are used to first reinstate the accounts of rehired participants. If a participant returns to the Company and completes a year of vesting service before the participant has five consecutive one-year breaks in service, the forfeited amount will be reinstated to the participant’s account at the end of that year. Any remaining forfeitures are added to the Company’s Profit Sharing Contribution. At December 31, 2006, forfeited nonvested accounts totaled $299,653.
Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan terms range up to 5 years or up to 15 years if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of one percent over the prime rate for the business day preceding the date the loan is granted. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants who terminate employment with outstanding loan balances have 90 days from the last day of their employment to pay the balance of their loan in full. Loans not repaid within that timeframe will be reported as taxable distributions.
Benefits
     After reaching the age of 59 1/2 , a participant may elect to withdraw all or a portion of the value of their account without penalty. Hardship withdrawals by actively employed participants before the age of 59 1/2 are permitted for pre-tax contributions, only after meeting specified criteria, as defined in the Plan. Actively employed participants prior to the age of 59 1/2 can also elect to withdraw all or a portion of the rollover contributions or transferred contributions made to the Plan. Although hardship and rollover withdrawals are allowed, a participant may be subject to a 10 percent federal penalty tax.
     If a participant’s employment ends for reasons other than total or permanent disability or death and the balance is less than $1,000, a distribution made before the age of 59 1/2 must be paid to the participant in the form of a lump-sum payment or direct rollover. If the participant’s balance exceeds $1,000, payment will not be made before age 70 1/2 without prior consent. The following options of distribution are available: lump-sum distribution, direct rollover, partial distribution or installment distribution (available only if participant’s balance exceeds $5,000). Upon death, the balance in the participant’s account is paid to the designated beneficiary in one of the above mentioned distribution options.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
New Accounting Pronouncement
     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts (including contracts underlying other investments) held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on contract value basis.
Valuation of Investments and Income Recognition
     The Plan’s investments in mutual funds and the Piper Jaffray Companies Stock Fund are stated at fair value. Quoted market/redemption prices are used to value investments. Participant loans are valued at their outstanding balances which approximate fair value. The Plan’s investment in a common/collective trust consists of a fund that invests in guaranteed investment contracts.
     The investment in the common/collective trust is stated at fair value with an adjustment to contract value in accordance with FSP AAG INV-1. Fair value is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to principle balance plus accrued interest.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
     The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
     Certain prior period amounts have been reclassified to conform to the current year presentation.
3. Investments
     The Retirement Investment Committee oversees the Plan and Trust Agreement. It has the authority to make investment recommendations, such as the replacement of a fund due to the fund’s performance, and has the fiduciary responsibility to ensure the Plan is acting in the best interest of the participants.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
3. Investments — Continued
     The following table presents the net appreciation / (depreciation) in fair value of investments held by the Plan at December 31:

(Dollars in thousands)	2006	2005
Mutual funds	$10,344	$3,900
Common/collective trust	478	400
Piper Jaffray Companies Stock Fund	9,695	(496)

Net appreciation in fair value of investments	$20,517	$3,804

     The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31 are as follows:

(Dollars in thousands)	2006	2005
Allianz NFJ Sm Cap Value A Fund*	$15,106	$17,046
Baron Growth Fund	9,619	10,041
Davis NY Venture Fund A	7,049	8,469
Europacific Growth Fund — R4	14,782	16,651
First American Stable Asset Select Fund	9,870	13,652
Growth Fund of America — R4	16,748	20,885
PIMCO Total Return Admin. Fund	9,396	10,308
Piper Jaffray Companies Stock Fund	13,675	12,834
Van Kampen Comstock Fund A	10,500	13,450
Vanguard Institutional Index Fund	10,325	11,364
* Effective June 1, 2005, PIMCO NFJ Small Cap Value Fund was renamed to Allianz NFJ Sm Cap Value A Fund
4. Investment in Common/Collective Trust
     The Plan invests in the First American Stable Asset Select Class of the U.S. Bank Stable Asset Fund (“Stable Asset Fund”), which holds benefit-responsive investment contracts. Stable Asset Fund units held by the Plan represent an undivided proportionate interest in all of the assets and liabilities of the Stable Asset Fund. The net asset value of each unit is determined daily, and reflects all earnings, expenses, gains and losses in the Stable Asset Fund. Income on the Stable Asset Fund’s investments are automatically reinvested and reflected in the net asset value of each unit. The Stable Asset Fund is reported at fair value with an adjustment to contract value on the statements of net assets available for benefits.
5. Income Tax Status
     The plan received a determination letter from the Internal Revenue Service dated January 30, 2007 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
6. Risks and Uncertainties
     The mutual funds of the Plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
7. Related Party Transactions
     The Plan has invested in the Piper Jaffray Companies Stock Fund, which primarily invests in shares of the Company’s common stock. As of December 31, 2006, the Plan’s investment in the Piper Jaffray Companies Stock Fund was comprised primarily of 204,879 shares of Piper Jaffray Companies common stock with a fair market value of $13,347,867. The Plan made purchases and sales of the Company’s common stock of $966,558 and $17,112,719, respectively, during the year ended December 31, 2006.
     On August 22, 2006 the Company made a cash contribution to the Plan in an amount of $4,401,797. On February 1, 2007, the Company made a contribution of shares of the Company’s common stock to the Plan in an amount equal to $598,946. The two contributions represented the Company’s Matching Contribution for the year ended December 31, 2006.
8. Administrative Expenses
     Except to the extent paid by the Company, all expenses of the Plan, with the exception of loan processing fees, are paid by the Plan as a deduction from its mutual fund rebates received. The Plan receives mutual fund rebates related to its investments in mutual funds. The rebates, net of Plan expenses paid by the Plan, are allocated to Plan participants’ accounts. Loan processing fees of the Plan are paid out of the account of the participant requesting the loan. The Company paid legal and audit fees related to the Plan during 2006 and 2005.
9. Plan Termination
     The Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of a complete or partial termination of the Plan or a permanent discontinuation of contributions to the Plan, each affected participant will become fully vested in their Profit Sharing Contribution regardless of length of service. During 2006, the Plan incurred a partial termination as a result of the sale of the Company’s PCS branch network to UBS. All affected employees were fully vested.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
10. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

(Dollars in thousands)
Net assets available for benefits per the financial statements	$133,778
Distributions payable	(1,572)
Adjustment of common/collective trust to contract value	(181)

Net assets available for benefits per the Form 5500	$132,025

     At December 31, 2005, no reconciliation was required.
11. Subsequent Event
     Effective January 1, 2007 the Plan was amended to eliminate the Profit Sharing Contribution component going forward. In addition, the Matching Contribution was amended to state that the Company will match 100 percent of the first 6 percent of recognized compensation contributed by the participant up to the Social Security taxable wage base.

Supplemental Schedule
Piper Jaffray Companies Retirement Plan
EIN: 30-0168701
Plan: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Number of	Market
Description	Shares/Units	Value
Common/Collective Trusts:
First American Stable Asset Select Fund	284,651 shares	$9,869,984

Mutual Funds:
Am Funds US Govt. Fund R4	49,391 shares	659,374
PIMCO Total Return Admin. Fund	905,186 shares	9,395,827
Am Funds American H/I Fund R4	70,863 shares	893,579
Cohen & Steers Realty Income Fund A	129,534 shares	2,231,872
Am Funds Investment Co of Am Fund R4	77,394 shares	2,591,148
Vanguard Institutional Index Fund	79,673 shares	10,324,793
Davis NY Venture Fund A	183,002 shares	7,049,251
Van Kampen Comstock Fund A	545,466 shares	10,500,226
Growth Fund of America — R4	512,802 shares	16,748,105
Allianz NFJ Sm Cap Value A Fund	483,861 shares	15,106,140
Baron Growth Fund	192,852 shares	9,619,480
Templeton Growth Fund A	168,778 shares	4,330,855
Europacific Growth Fund — R4	321,487 shares	14,781,977
Oppenheimer Developing Markets A	60,271 shares	2,483,763

		106,716,390

Stock Fund:
Piper Jaffray Companies Stock Fund *	209,224 units	13,675,110

Participant loans (interest rate range: 5.0-9.5%, maturity date range: 1/31/2007-8/15/2020)		1,338,578

Total assets held at end of year		$131,600,062

*	Indicates a party-in-interest to the Plan

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Piper Jaffray Companies has duly caused this annual report to be signed on behalf of the Piper Jaffray Companies Retirement Plan by the undersigned hereunto duly authorized.

PIPER JAFFRAY COMPANIES RETIREMENT PLAN By: Piper Jaffray Companies, Administrator

/s/ Rebecca C. Pfeifer
Rebecca C. Pfeifer
Head of Human Resources

Dated: June 27, 2007

EXHIBIT INDEX

Exhibit		Method of
Number	Description	Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith